FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	April	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated April 4, 2005 (“RIM To Preview Next Generation BlackBerry Mobile Data System At Wireless Enterprise Symposium ")	Page No 4

Document 1

April 4, 2005

FOR IMMEDIATE RELEASE

RIM to Preview Next Generation BlackBerry Mobile Data System at Wireless Enterprise Symposium

New Web Services Solution Designed To Simplify and Accelerate Wireless Application Development

Waterloo, ON – April 4, 2005 – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to introduce a new wireless application development framework for BlackBerry® customers and developers. BlackBerry Mobile Data System™ (MDS) v4.1 is the next generation of RIM’s MDS technology that will leverage and build upon the existing features of BlackBerry Enterprise Server™ and provide a powerful, easy-to-use and integrated system for mobilizing enterprise data and optimizing wireless applications. BlackBerry MDS v4.1 will utilize standards-based integration methods to mobilize enterprise applications and back-end systems, including XML Web Services.

BlackBerry MDS v4.1 is expected to be commercially available later this year. A preview of BlackBerry MDS v4.1 will be provided at the Wireless Enterprise Symposium 2005 in Orlando, Florida on April 19-21. RIM is also offering a training day and lab for BlackBerry MDS v4.1 at the symposium (visit www.attendwes.com to register).

“Progressive enterprises are finding true value by wirelessly extending their collaborative systems, thus boosting productivity and increasing their bottom line”, said Jack Gold, Vice President at META Group. “We expect 75% of enterprises to have deployed wireless within two to three years, often starting with email, but soon progressing to back office application extensions as well. Systems built upon industry standards like BlackBerry will allow deployment in the shortest time and with the least cost.”

BlackBerry MDS v4.1 will make it easier for developers to create and deploy business applications for mobile employees, providing a comprehensive framework for building wireless applications and reducing the amount of time and resources spent on in-house development. BlackBerry MDS v4.1 will also feature centralized deployment and management of applications to help minimize the total cost of ownership of wireless applications. Through the use of Web Services, BlackBerry MDS v4.1 will allow BlackBerry customers to mobilize applications in a variety of environments, including Microsoft .NET and J2EE .

BlackBerry MDS v4.1 will provide full support for automatic integration with enterprise applications in a service-oriented architecture, based on standard Web Services. BlackBerry MDS v4.1 consists of three major components:

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  BlackBerry MDS Studio(TM)- a powerful visual application design and assembly tool that allows developers to quickly assemble wireless applications using drag and drop functionality.
  BlackBerry MDS Runtime(TM)- device software that provides runtime services for applications developed with BlackBerry MDS Studio.
  BlackBerry MDS Services(TM)- a set of services that reside on BlackBerry Enterprise Server to handle requests from BlackBerry MDS applications and manage interactions with enterprise applications and systems.

“BlackBerry MDS is already widely deployed and proven successful with corporate developers and ISV partners that embraced the security, robustness and manageability of the BlackBerry wireless architecture to expand beyond email with a broad range of enterprise applications. The introduction of BlackBerry Mobile Data System v4.1 will take us to a whole new level as we provide an integrated system with added services and tools that dramatically simplify wireless application development by leveraging Web Services, industry standards and the proven BlackBerry platform,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “BlackBerry MDS v4.1 will enable customers to strengthen the ROI of BlackBerry and employ a new and powerful application development option that is fully backward compatible with existing BlackBerry MDS applications.”

Leading software infrastructure and application providers have already begun to embrace BlackBerry MDS v4.1.

“Sun Microsystems and RIM have been working together to build solutions for mobile Web Services. BlackBerry MDS v4.1 is an important next step in bringing a joint solution to our customers,” said David Bryant, Senior Director Application Platform Marketing. “At Wireless Enterprise Symposium 2005, Sun will be demonstrating BlackBerry MDS v4.1 with the Sun Java Enterprise System, previewing the rapid creation of rich mobile Web Services applications. BlackBerry MDS v4.1 has been tested and verified to work with Web Services running on Sun’s Java Enterprise System Application Server and created with Sun Java Studio.”

“Our customers need to use their Salesforce.com application anywhere, anytime, so integration with Web Services is essential to their success. BlackBerry Mobile Data System v4.1 will provide additional choice and new capabilities for partners and customers wishing to access Salesforce functionality and data via BlackBerry while on the road,” said Pat Sueltz, President, Global Operations for salesforce.com.

Key Features of BlackBerry MDS v4.1:

  Allows fast and simple assembly of wireless applications using a visual design tool that minimizes requirements for specialized skills and widens the pool of wireless application developers.
  Supports Web Services for greater interoperability between mobile applications and existing enterprise systems and reduced applications development and lifecycle costs.
  Designed specifically for wireless applications to reduce wireless transmission costs and optimize performance within wireless bandwidth and power constraints. -more-
  Built on industry standard technologies and the proven BlackBerry platform to offer backward compatibility and ongoing investment protection.
  Enables centralized deployment and management of applications to reduce administrative overhead and total cost of ownership.

Technical Overview of BlackBerry MDS v4.1 components:

BlackBerry MDS Studio

A powerful visual application design and assembly tool that allows developers to quickly create applications using a drag and drop methodology:

  Automatically interrogates existing enterprise applications and back-end systems to determine what services are exposed for developers to include in their applications.
  Automatically creates prototype applications that developers can easily build on by editing and revising what is automatically generated.
  Provides a rich set of predefined user interface, message and data components that developers can drag and drop to use or customize.

BlackBerry MDS Runtime

BlackBerry device software that provides runtime services for applications developed with the BlackBerry MDS Studio and manages the application lifecycle on BlackBerry devices, including deployment, execution and upgrade:

  Allows users to query BlackBerry MDS Services to discover what applications are available to a particular user.
  Allows users to request and provision applications.

BlackBerry MDS Services

The component of BlackBerry MDS v4.1 that resides on BlackBerry Enterprise Server to handle requests from BlackBerry devices and manage interactions with enterprise applications and systems. BlackBerry MDS Services include:

  Connection Service - provides TCP/IP and HTTP-based connectivity between mobile applications on BlackBerry devices and enterprise applications and backend systems residing behind the firewall.
  Application Integration Service - supports Web Services and other standard mechanisms for integrating mobile applications with existing enterprise applications and systems; Handles the transmission of application data messages between BlackBerry MDS Applications and back-end systems.
  Provisioning Service - controls which applications users can download to BlackBerry devices and manages OTA installation of applications on devices.
  Data Optimization Service - transforms existing server side content and data for efficient wireless transmission and use on mobile devices.
  Administrative and Management Service - deals with policies, such as those specifying allowed applications for users, services available to applications, etc.; centralizes the overall application lifecycle management.

New Name Reflects Integrated System

In 2002, RIM introduced its MDS technology as a feature of BlackBerry Enterprise Server under the name “Mobile Data Service.” With BlackBerry MDS v4.1 and the significant expansion of MDS services and tools to be provided, RIM is modifying the formal name of this offering to “Mobile Data System” to better reflect the comprehensive and integrated nature of this application development system.

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About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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Media Contact
Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

RIM Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RIM assumes no liability and makes no representation, warranty or guarantee whatsoever in relation to third party products mentioned herein. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	April 4, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller